Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

January 20, 2022

Securities and Exchange

Commission 100 F Street NE

Washington, D.C. 20549-0506

Re: Post-effective Amendment #45 on Form N-4

To Whom it May Concern:

We are writing to you on behalf of Transamerica Financial Life Insurance Company (“Transamerica”) and the Transamerica Variable Funds (811-08264; 33-73734) (the “Registrant”), who respectfully request selective review.

We respectfully request selective review of the post-effective amendment pursuant to (i) Securities Act Release No. 6510 (February 15, 1984) (the “1984 Release”); and (ii) Division of Investment Management IM Guidance Update No. 2016-06 (December 2016) (the “2016 IM Guidance”). The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release also states that “the staff expects to notify registrants concerning the status of their filings within 10 calendar days of the filing date.” In the 2016 IM Guidance, the Commission staff encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.”

In support of our request, and as instructed in the 2016 IM Guidance, we state as follows:

i.	Compared to prior filings, the material changes made in the post-effective amendments may be summarized as:
●	Changes to comply with Rule 498A.
ii.	Other than the material changes noted in (i) above, we believe there are no specific areas in the post- effective amendments that warrant particular attention.

Except for the changes described above, the disclosure in the registration statements is the same as the disclosure in the currently effective registration statements previously reviewed by the Commission. Therefore, we respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above.

Thank you for your time and attention to this matter. Please direct any questions or comments to me at (720)488-7884, or via email at brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Assistant General Counsel

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499
Assistant Secretary
Transamerica Life Insurance Company